FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of July

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       Form 40-F X

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date :July 20, 2005 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

ÉLÉONORE PROJECT DEEP DRILLING CONFIRMS ROBERTO TO A DEPTH OF 600 m AND YIELDS UP TO 11.8 g/t Au / 24.2 m ROBERTO NORTH EXTENSION CONFIRMED BY STRIPPING ROBERTO FW GRADES 4.49 g/t Au / 32.2 m TO A DEPTH OF 660 m.

First Quarterly of 2005-2006

MANAGEMENT’S DISCUSSION and ANALYSIS for the period of three months ended May 31, 2005

FORM 52-109FT2 Certification of interim filings during transition period - Andre Gaumond

FORM 52-109FT2 Certification of interim filings during transition period - Gaetan Mercier